June 12, 2013

Tom Kluck
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Essex Property Trust, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 25, 2013
File No. 1-13106

Dear Mr. Kluck:

Essex Property Trust, Inc. (the “Company” or “Essex”), submits this letter in response to comments from the staff (the “Staff’) of the U.S. Securities and Exchange Commission (the “SEC”) received by a letter, dated May 14, 2013, related to the above filing.

In this letter, we have recited the comment from the Staff italicized, bold type, and have followed the comment with the Company’s response in regular type. The numbering of the Company’s response set forth corresponds to the numbering in the Staff’s letter.

Form 10-K for the year ended December 31, 2012

Part I. Item 1. Business, page 3

Development Pipeline, page 3
1.	In future Exchange Act periodic reports, please provide the square footage, in addition to the number of units. Also, for completed developments, please disclose development costs per square foot and clarify whether leasing costs are included.

Response

In response to your request for the Company to add square footage for communities in our development pipeline and costs per square foot for completed developments, the Company believes that the disclosure of development costs per apartment unit is a more meaningful measurement than costs per square foot. Unlike other real estate asset types such as office, retail and industrial properties, square footage is not the primary metric used in the multifamily industry as the total square footage of a development project does not provide meaningful information about the earnings potential of an apartment community. In addition, the determination of the rentable square footage of apartment communities can be subjective due to common area amenities, leasing offices, balconies and decks, and first floor retail space, which will vary from property to property. Therefore, consistent with other Real Estate Investment Trusts that invest in apartment communities, reporting per apartment unit statistics as opposed to per square footage provides investors with more useful information, which can be compared to such information of the Company’s multifamily peers. In future Exchange Act periodic reports, the Company will provide development cost per apartment unit for completed projects.

In response to your request to clarify whether leasing costs are included in the cost of development, the Company’s accounting policy is to cease capitalization of all costs when the apartment home is completed and the property is available for a new resident to lease. Thus, all costs incurred after the unit is available for rent are expensed as incurred including leasing commissions paid to employees. Leasing commissions are also immaterial to the Company’s consolidated financial statements. The Company will include disclosure of this accounting policy in future Exchange Act periodic reports.

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The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Phone: +1 650 494 3700
Fax: +1 650 494 8743
Email: mdance@essexpropertytrust.com